Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Class A ordinary shares, par value US$0.00001 per share, of Webull Corporation, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 12, 2025.

Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership)

By: /s/ Tian Luo
Name: Tian Luo
Title: Authorized Signatory

Anji Boye Investment Partnership (Limited Partnership)

By: /s/ Tian Luo
Name: Tian Luo
Title: Authorized Signatory

Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership)

By: /s/ Jianping Ruan
Name: Jianping Ruan
Title: Authorized Signatory

Shanghai Bojiang Investment Management Co., Ltd.

By: /s/ Tian Luo
Name: Tian Luo
Title: Authorized Signatory

Bojiang Group Co., Ltd.

By: /s/ Tian Luo
Name: Tian Luo
Title: Authorized Signatory

/s/ Tian Luo
Name: Tian Luo